SAMPLE EMAIL #1 – sent to list of friends and family in April 2022

---------- Forwarded message ---------
From: **Connor Murdock** <cmurdock@coworkly.com>
Date: Thu, Apr 21, 2022 at 3:30 PM
Subject: Exciting News from me and Dan
To: Daniel Bettendorf <danielbettendorf@gmail.com>

Hey Bettendorf!

We are launching something super exciting for our company Coworkly. We're launching a Community Round. What this means is we're letting our customers and biggest supporters become investors in the company.

Together with our co-founder Colleen, we've built an awesome product and I'm really excited about the growth that Coworkly has seen over the last few months! We have lots of exciting plans for continuing to ramp up our growth in the coming year.

Instead of sharing the fruits of all that hard work with a small group of millionaire angel investors, we're raising a Community Round on Wefunder to allow friends and family like you to participate in this journey with us and benefit from our success. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company! Pretty cool, right?

I would be honored to have you on board as a community investor.

You can read more about the terms of the opportunity and reserve a spot to be an investor here: https://wefunder.com/coworkly

I'd love your support to kick the raise off with a bang -- Wefunder's data shows that a strong start from family and friends is incredibly important for a successful round.

Let's grab dinner sometime soon once you're free of the Covid. LMK if you have any questions about this!

- Connor

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

--
– Connor Murdock, Founder at Coworkly

(617) 599-5672

Book me for a project via my <u>personal greeting link</u>

**Some necessary “testing the waters” disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform.
3. Any indication of interest involves no obligation or commitment of any kind.

SAMPLE EMAIL #2 – sent in March 2023 to list of friends and family who haven't yet given

From: **Connor Murdock** <cmurdock@coworkly.com>

Date: Sun, Mar 12, 2023 at 3:13 PM

Subject: Updates from Coworkly (and asking for your help!)

To: Eri Levin <eri@popflick.com>

Hi Eri!

As you know, Coworkly has been working to make it easier for freelance designers to run their creative biz! Here are some of the things we've been up to:

- In November we hosted the first installment of a series of exclusive networking events for NYC-based creative designers.
- Last week we introduced a new subscription member-based model for our users along with exciting new benefits, including curated virtual and in-person events.
- To date we've raised ~$41,000 in our friends and family round–just $9,000 shy of our $50,000 goal!

We have grown more than we could have ever imagined thanks to support like yours.

As we continue to move toward our goal, we'd love you to join our private friends and family round before we go live to the public and share in our future upside! Every investment—no matter the size—helps us take one step forward in reaching our goals.

You can check out our Wefunder page and reserve your investment here.

If you have any questions about making an investment, please don't hesitate to reach out! We're so grateful for your support. Having our friends and family at our side on this journey means the world to us 🙂

~ Connor

--
– Connor Murdock, Founder at Coworkly

(617) 599-5672

Book me for a project via my personal greeting link | Set up yours here 🎉

Disclaimer regarding Commitments on Wefunder* We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.

SAMPLE EMAIL #3 – sent in March 2023 to select few

From: **Connor Murdock** <cmurdock@coworkly.com>
Date: Wed, May 17, 2023 at 12:15 PM
Subject: Re: Great connecting today!
To: Jack Bradley <jack@hifiproject.com>

Hey Jack! It was so great meeting you today and hearing your story. It's always so much better meeting folks in person - and I love that we have so many mutual connections!

Please let me know how I can help in any way when it comes to the new project or HiFi. More than happy to help where I can.

I mentioned that we were raising a community round, so I wanted to forward that link to you here. If you're interested, take a look and let me know if you have any questions! Would love to have you join us. Also, if you know any other folks who'd be interested, please feel free to pass this along.

https://wefunder.com/coworkly/

Just for your reference, here's an example scope of work template created on our platform. While there's a lot of neat features, scopes of work are definitely at the core of our app.

Cheers,
Connor

--
– Connor Murdock, Founder at Coworkly
(617) 599-5672

Book me for a project via my personal greeting link | Set up yours here 🎉

Disclaimer regarding Commitments on Wefunder* We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.